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                                                                EXHIBIT 16.1


                  LETTER OF CHANGE IN CERTIFYING ACCOUNTANT




Securities and Exchange Commission
450 Fifth Street, Northwest
Washington, D.C. 20459

Ladies and Gentlemen:

We have examined the disclosure contained in the prospectus under the heading "Experts" and agree with the statements contained therein regarding the change in certifying accountant. Further, we consent to the use of our report dated February 8, 1995 on the statements of operations and partners' deficit and cash flows of 353 Myers Avenue Limited Partnership dba The Jubilee Casino for the year ended December 31, 1994 included therein and to reference to our firm under the heading "Experts" in the prospectus.


/s/ Biggs, Kofford & Co., P.C.

Biggs, Kofford & Co., P.C.

Colorado Springs, Colorado
January 16, 1997